

December 3, 2010

Nana Baffour, CFA
Chief Executive Officer and Co-Executive Chairman
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, NY 10022

>   **Re: Midas Medici Group Holdings, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed November 5, 2010**
>   **File No. 333-166480**

Dear Mr. Baffour:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

Interests of Certain Persons in the Merger, page 6

1.   Your tables on pages 6 and 39 include footnotes (4) and (5); however, no corresponding footnotes appear within the tables. Please revise.

Background of the Merger

Midas Medici, page 30

2.   We note your response to comment 5 in our letter dated October 25, 2010 and the revised disclosure on page 30. Please provide additional details regarding why your directors decided, after retaining an independent investment bank, not to pursue a formal fairness opinion. Please provide additional details regarding how your non-independent board of directors is qualified to make a fairness determination regarding this transaction.

3.   We note your response to comment 6 in our letter dated October 25, 2010 that in light of the recent transactions consummated by Consonus, its debt covenants and working capital deficiency are no longer factors to be considered. We also note your revised disclosure on page 30 that the Board of Directors has determined that the transaction is fair to the shareholders of Midas Medici. Please disclose when the board made this determination. Also discuss whether the board considered Consonus' ongoing debt covenants and working capital deficiency when making this determination.

Covenants; Conduct of Business Pending the Merger, page 48

4.   We note your disclosure on page 53 regarding amendments to your merger agreement as well as your disclosure on page 55 regarding your recent transactions. Please footnote your bulleted list of prohibitions on conduct pending the merger to describe when and how waivers were obtained for both your recent transactions and for the Consonus dividend.

Our Services and Solutions, page 56

5.   We note your footnote on page 56 which states you no longer provide primary and secondary hosting and optimized network services. Given the disclosure in your footnote, please explain how the graphic on page 56 is relevant to Consonus' continued operations. Alternatively, please delete the graphic.

Business Strengths

Diverse and Loyal Customer Base, page 57

6.   We note the graphic on page 57. Please footnote your figure to explain what you mean by "2004 SMB Revenues Concentration" as it is depicted in your graphic. Also please explain how 2004 revenue concentration is relevant to Consonus' business today.

Attractive Business Model Leverage, page 57

7.   We note your disclosure that your IT infrastructure and data center services and solutions have been organized into repeatable "solution sets." Please revise to explain what you

mean by "repeatable 'solution sets.'" Note that when you use industry-specific terms, you should explain the term so that an investor with limited knowledge of your industry can understand what you mean.

Geographic Expansion Consonus Data Center Locations, page 59

8.   We the footnote to your graphic on page 59 stating that As a result of the CAC sale of assets on October 1, 2010, Consonus no longer own data centers operations in Utah, Colorado and Ohio. Please revise your graphic so that it accurately depicts the information contained in the footnote.

Financial Statements

General

9.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibits

10.   We note your disclosure on page 55 regarding your recent transactions. Please file the Asset Purchase Agreement pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 8.1

11.   We note that counsel has opined that the description in the registration statement under the heading "Material Federal Income Tax Consequences of the Merger" is a complete and accurate summary. As written, the opinion appears to merely opine upon the presentation of tax consequences in the registration statement. Please have counsel revise its opinion to opine on the tax consequences of the merger transaction.

12.   We note the statement that counsel has delivered the opinion to Midas Medici Group Holdings "solely for [its] benefit in connection with the transaction referred to herein." Please have counsel revise to delete this statement as investors should be able to rely on the opinion of counsel with regard to the tax consequences of the transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Thomas A. Rose, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via Facsimile: (212) 930-9725